12g3-2(b) file number: 82-34841



ANTISENSE THERAPEUTICS

30 May 2005


05008700

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL


PROCESSING SECTION
RECEIVED
JUN 0 6 2005
198
SEC MAIL
WASH, D.C.

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copy of the following announcement lodged with the Australian Stock Exchange (ASX):

Date of Announcement/Lodgement	To:	Title	No of pages
25 May 2005	ASX	Notice of General Meeting	12

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

PROCESSED
JUN 0 9 2005
THOMSON
FINANCIAL

Encl.

S:\Antisense\Company Secretarial\ADR\SEC announcements30 May 2005.doc]

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ANTISENSE THERAPEUTICS

25 May 2005

Dear Shareholder

We are pleased to provide you with a copy of our latest Investor Update and advise you of a General Meeting of the Shareholders of Antisense Therapeutics Limited ('Company') which has been called for 2.00 pm on Monday, 27 June 2005.

Investor Update
The enclosed Investor Update provides details on the following:

- Clinical studies review - ATL1102 for MS and ATL1101 for Psoriasis
- Product development pipeline
  - ATL1102 for Asthma
  - ATL1103 for Growth and Sight disorders
- Background information relevant to the Company's R&D activities

Notice of General Meeting
The purpose of the General Meeting is to seek shareholder approval for the following items of business:

1. That, for the purpose of and in accordance with Australian Stock Exchange Listing Rule 7.2, Exception 9, any issue of securities made under the Employee Option Plan of the Company be approved as an exception to ASX Listing Rule 7.1.
2. The issue of 2,000,000 options to Mr Mark Diamond, Managing Director under the Company's Employee Option Plan on the following terms and conditions and the Terms and Conditions of Options accompanying and forming part of the Notice of General Meeting dated 25 May 2005:

   a. each option entitles the holder to acquire by way of issue one fully paid ordinary share in the capital of the Company at an exercise price equal to the average daily volume weighted sale price of shares over the 5 trading days immediately preceding the date of the General Meeting plus a premium of 3 cents;

   b. each option will expire 8 years from the date of the General Meeting and the total number of options will vest in various proportions at various dates during the Option Period (or as otherwise provided for in the Terms and Conditions of Options accompanying, and forming part of the Notice of General Meeting).

   The offer of options to Mr Mark Diamond is to provide him with the opportunity to participate in the success of the Company and to provide him with further incentive to ensure value is created in the Company for the benefit of all shareholders. Existing outstanding options currently held by the Managing Director, which were issued to him on 3 December 2001, are due to expire on 31 July 2005 and based on their current exercise price are unlikely to be exercised by Mr Diamond. The Board, excluding Mr Diamond, considers the proposed grant of the options to be a reasonable part of his remuneration in light of the other remuneration the Company provides to him.

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

The Board has approved that an offer of options be made to other executives of the Company (who are not members of the Board of Directors) for the same reasons as described above and at the same time as the proposed issue of options to the Managing Director. The number of options to be issued at the same exercise price and on the same terms and conditions as those being offered to Mr Diamond are as follows: Chief Financial Officer: 300,000; 500,000 to each of the Development Director, Research Director and Director Drug Discovery; Company Secretary: 200,000. Please note that shareholder approval is not required in relation to the issue of these options.

We enclose the following documents with this letter with respect to the General Meeting:

(a) Notice of General Meeting, which includes an Explanatory Memorandum and Terms and Conditions of Options; and
(b) Proxy Form

Your Directors have recommended that shareholders vote in favour of the resolutions set out in the Notice of General Meeting.

If any shareholders are unable to attend the General Meeting, they are advised to complete the proxy form and lodge it with the Share Registry – Computershare Investor Services Pty Limited, using the reply paid envelope supplied or sending it by facsimile to +61 3 9473 2555 as soon as possible and in any event not later than 48 hours prior to the time appointed for the General Meeting.

Yours sincerely



Robert Moses
Chairman

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

NOTICE OF GENERAL MEETING

Monday 27 June 2005

Notice is given that a General Meeting of the Shareholders of Antisense Therapeutics Limited ('Company') will be held at the offices of Minter Ellison, Rialto Towers, Level 23, 525 Collins Street, Melbourne, Victoria on Monday 27 June 2005 at 2.00 pm.

BUSINESS

1. Issue Of Options Pursuant to the Company's Employee Option Plan (Resolution 1)

To consider and, if thought fit, to pass the following ordinary resolution:

That, for the purpose of and in accordance with Australian Stock Exchange Listing Rule 7.2, Exception 9, any issue of securities made under the Employee Option Plan of the Company be approved as an exception to ASX Listing Rule 7.1.

The Company will disregard any votes cast on this resolution by:

- any Director of the Company; and
- any associates of any one or more of the Directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2. Issue of options to Mr Mark Diamond, Managing Director (Resolution 2)

To consider and, if thought fit, to pass the following ordinary resolution:

That, for the purpose of and in accordance with Australian Stock Exchange Listing Rule 10.14, approval be given to the issue of 2,000,000 options to Mr Mark Diamond, Managing Director under the Company's Employee Option Plan on the following terms and conditions and the Terms and Conditions of Options accompanying, and forming part of, this Notice of General Meeting:

- *each option entitles the holder to acquire by way of issue one fully paid ordinary share in the capital of the Company at an exercise price equal to the average daily volume weighted sale price of shares over the 5 trading days immediately preceding the date of this General Meeting plus a premium of 3 cents;*

- *each option will expire 8 years from the date of this General Meeting and the total number of options will vest in various proportions at various dates during the Option Period (or as otherwise provided for in the Terms and Conditions of Options accompanying, and forming part of, this Notice of General Meeting).*

The Company will disregard any votes cast on this resolution by:

- any Director of the Company; and
- any associates of any one or more of the Directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. Other business

To transact any other business which may legally be brought before the meeting.

PROXY NOTES

- A member entitled to attend and vote at the meeting has a right to appoint a proxy.
- The proxy need not be a member of the Company.
- A member who is entitled to cast two or more votes may appoint up to two proxies and, in the case of such an appointment, may specify the proportion or number of votes each proxy is appointed to exercise.
- If a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes which each proxy may exercise, each proxy may exercise half of the votes.
- The proxy form included in this Notice of General Meeting must be signed by the member or the member's attorney. Proxies given by corporations must be signed under the hand of a duly authorised officer or attorney.
- To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be lodged with the Share Registry – Computershare Investor Services Pty Limited at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067, using the reply paid envelope supplied or by facsimile to +61 3 9473 2555 as soon as possible and in any event not later than 48 hours prior to the time appointed for the General Meeting.
- A proxy may decide whether to vote on any motion, except where the proxy is required by law or the Company's constitution to vote, or abstain from voting, in their capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may vote on that item only in accordance with that direction. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.
- If a shareholder appoints the chairperson of the meeting as the shareholder's proxy and does not specify how the chairperson is to vote on an item of business, the chairperson will vote, as proxy for that shareholder, in favour of the item on a poll.
- Members should refer to the Explanatory Memorandum, which accompanies and forms part of this Notice of General Meeting, for information regarding voting restrictions.

DETERMINATION OF VOTING ENTITLEMENTS

In accordance with regulation 7.11.37 of the *Corporations Regulations 2001 (Cth)* for the purposes of the meeting persons holding shares at 25 June 2005 at 2.00 pm will be treated as shareholders. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

Dated 25 May 2005

By Order of the Board

Natalie Korchev
Company Secretary

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

EXPLANATORY MEMORANDUM

PURPOSE OF INFORMATION

The purpose of this Explanatory Memorandum (which is included in and forms part of the Notice of General Meeting dated 25 May 2005) is to provide members with an explanation of the business of the meeting and of the resolutions to be proposed and considered at the General Meeting on 27 June 2005 and to assist members to determine how they wish to vote on each resolution.

ISSUE OF OPTIONS PURSUANT TO THE COMPANY'S EMPLOYEE OPTION PLAN (Resolution 1)

Under Listing Rule 7.1 of the Listing Rules of Australian Stock exchange Limited (**'ASX'**), the prior approval of the shareholders of the Company is required to an issue of shares and / or grant of options if the securities will, when aggregated with securities issued by the Company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rule 7.2 (Exception 9) provides that Listing Rule 7.1 does not apply to an issue of securities under an employee incentive scheme if, within three years before the date of issue, either:

(a) holders of the ordinary securities of the listed company have approved the issue of securities under the employee incentive scheme as an exception to Listing Rule 7.1; or

(b) in the case of a scheme established before listing, a summary of the terms of the scheme were set out in the prospectus.

The Directors of the Company approved the establishment of an Employee Option Plan ("the Plan") on 15 November 2001, which is an "employee incentive scheme" for the purpose of Exception 9 of Listing Rule 7.2. The options issued pursuant to the Plan, which are due to expire on 31 July 2005, and a summary of the terms and conditions of the Plan as at the date of its establishment were disclosed in the Company's prospectus dated 16 November 2001. There have been no new options issued under the Plan since that date. Subsequent amendments have been made to the Plan.

Accordingly, Resolution 1 is proposed solely to permit the Company, if it chooses to do so, to issue Options under the Plan without those issues interfering with, or restricting, the ability of the Company to issue securities up to the 15% limit in any 12 month period.

The terms and conditions of the Plan (as amended) are summarised below. A copy of the complete terms and conditions of the Plan is available for inspection by the shareholders at the Company's registered office at Level 1, 10 Wallace Avenue, Toorak, Victoria, prior to the General Meeting.

- *Eligibility* - The Board may offer options to full or part time employees or directors of the Company or any related bodies corporate at the time of the offer including executive and non-executive directors ('**Employees**'). Subject to the Constitution, the Board is also able to determine the terms of issue that will apply to any offer ('**Offers**') and the options offered to each Employee, including the exercise price, exercise period and the restrictions, if any, on the exercise of the options.

- *Entitlement* - Each option will entitle the holder to subscribe for one (1) fully paid ordinary share in the capital of the Company. When issued, each unit will rank equally with all other shares then on issue.

- *Issue of Options* - Unless the Board determines otherwise, there is no issue price for the options. If the Board determines that monetary consideration is payable by an Employee on the grant of an option (on acceptance of the relevant Offer), the consideration must not exceed 1 cent per option.

- *Transfer of Options* - Options may not be transferred except with the prior consent of the Board.

- *Exercise of Options:*

  - Subject to the discretion of the Board, conditions are likely to be imposed on the exercise of options. If exercise conditions are attached to options, these conditions must also be satisfied before the options vest. The option term will be fixed by the Board at the time of issue, but will generally not exceed 10 years from the date of issue.

  - Further, the Board may provide that options lapse earlier if the employee is no longer employed by the Company, provided that their termination was not as a result of death, physical or mental incapacity, or in other circumstances set out by the Board. The options may only be exercised within the limitations imposed by the *Corporations Act* and the ASX Listing Rules.

- *Exercise Price* - The exercise price for an option will, subject to the ASX Listing Rules and the Constitution, be the amount determined by the Board at the time of the grant of the option.

- *New issue of Securities* - Employees will not be entitled to participate in any new issue of securities in the Company, unless they exercise their options prior to the record date for the termination of entitlements to the new issue and participate as a result of holding shares.

- *Rights issues* - If the Company makes a pro rata rights issue of shares for cash to shareholders, there is a provision for adjustment of the option entitlement and the exercise price of unexercised options in accordance with the Listing Rules to reflect the diluting effect of the issue.

- *Capital Reorganisations* - If any reorganisation of shares occurs, the number of options and the exercise price of the options held by each optionholder will be reorganised in the same proportion as the issued shares are reorganised.

- *Takeover Bids and Sale of Business*

  - Subject to the terms of issue of an option, if a takeover bid is made for shares and is accepted by holders of not less than 50 % in number of shares, an optionholder is entitled to immediately exercise his or her option.

  - Subject to the terms of issue of an option, if a takeover bid is made for shares and accepted by holders of not less than 50% in number of shares and the bid is also made for options, the optionholder is entitled to immediately accept the offer for his or her options.

  - Subject to the terms of issue of an option, if the shareholders of the Company approve the disposal by the Company of its main undertaking, the Board by notice to optionholder may allow optionholders to exercise their options.

- *Restrictions on Offer and Issue:*

  - Generally speaking and subject to certain specific exclusions, the Company will not issue options without an applicable prospectus exemption where the number of options to be granted plus outstanding options and the number of shares issued on exercise of options in the last 5 years, exceeds 5% of the total number of shares at the time of offer of the options.

  - Despite any other provision of the Plan and unless expressly permitted by ASIC or the *Corporations Act*, no Offer may be made unless, in the 12 month period immediately before the Offer, the Shares have been continuously listed for quotation on ASX.

- *Lapse of Options* - The Board may provide that options will lapse on termination of employment and in certain other specified instances. Lapse occurs either immediately on termination or after a period, as determined by the Board.

- *Overriding Terms of Issue* - The Plan specifies that, despite any other terms of issue of options, an option does not confer any right to vote at Shareholder meetings.

- *Amendment* - The Plan may be amended by the Board at any time in accordance with the ASX Listing Rules.

- *Undertaking* - An Offer must include an undertaking, by the Company that, upon a request from a Participant during the Offer period, it will make available to that Participant the current market price of the Shares.

Voting Exclusion Statements
The Company will disregard any votes cast on this resolution by:

- any Director of the Company; and
- any associates of any one or more of the Directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

ISSUE OF OPTIONS TO MR MARK DIAMOND, MANAGING DIRECTOR (Resolution 2)

Details of Issue
Pursuant to Listing Rule 10.14 of the ASX Listing Rules, shareholders are required to approve the issue of options to a Director under an employee incentive scheme. Accordingly, Resolution 2 is to approve the issue to Mr Diamond of 2,000,000 options to subscribe for ordinary shares in the capital of the Company under the Plan. The options will expire 8 years from the date this resolution is passed (or as otherwise provided for in the Terms and Conditions of Options) and are subject to the Terms and Conditions of Options accompanying and forming part of this Notice of General Meeting.

The exercise price of the options will be equal to the average daily volume weighted sale price of shares over the 5 trading days immediately preceding the date of this General Meeting plus a premium of 3 cents.

The options will have no issue price (but issue of shares on exercise of an option will be subject to payment of the exercise price).

Resolution 2 and Resolution 1 are not interdependent. However, if Resolution 1 is passed, Listing Rule 7.1 will not apply to the proposed issue of options to Mr Diamond for the purpose of the 15% limit in Listing Rule 7.1.

Reasons for and Benefits of Issue
The offer of options to Mr Mark Diamond is to provide him with the opportunity to participate in the success of the Company and to provide him with further incentive to ensure wealth is created in the Company for the benefit of all shareholders. Existing outstanding options currently held by the Managing Director, which were issued to him on 3 December 2001 are due to expire on 31 July 2005 and based on their exercise price of 20 cents per option are unlikely to be exercised by Mr Diamond. The Board, excluding Mr Diamond, considers the grant of the options to be a reasonable part of his remuneration in light of the other remuneration the Company provides to him.

Aside from any dilution of shareholdings, which may occur upon exercise of the options, the current directors (with Mr Mark Diamond abstaining from voting and making no recommendation on the matter of issue of options relating to him) do not believe that there are any disadvantages to shareholders that arise from the approval of the issue of options, which is the subject of Resolution 2.

The Board has approved that an offer of options be made to other executives of the Company for the same reasons and benefits of issue as described above for, and at the same time as, the proposed issue of options to the Managing Director. The number of options to be issued at the same exercise price and on the same terms and conditions as those being offered to Mr Diamond are as follows: Chief Financial Officer: 300,000; 500,000 to each of the Development Director, Research Director and Director Drug Discovery; Company Secretary: 200,000. There are no Listing Rule requirements for shareholder approval of the issue of these options.

Proposed Date of Issue
The options will be issued to Mr Diamond not later than 27 July 2005, being 1 month after the date of the meeting.

Shareholder Approvals
The approval by members for the grant of the options to Mr Diamond is sought in accordance with ASX Listing Rule 10.14, which provides that an entity must not issue equity securities to a related entity or to a director under an employee incentive scheme without the approval of holders of ordinary securities.

Effect of Shareholder Approvals
The resolution, if approved by simple majority, will allow the Company to rely on ASX Listing Rule 10.14 to issue 2,000,000 options to acquire, by way of issue, fully paid ordinary shares to Mr Mark Diamond, in accordance with the terms and conditions set out in the attached Terms and Conditions of Options, which is included in and forms part of this Notice of General Meeting. Approval under ASX Listing Rule 10.14 operates as an exception to ASX Listing Rule 10.11.

Use of Funds
No funds will be raised by the issue of the options. It is currently intended that funds raised by any exercise of these options will be used for the Company's working capital purposes.

Other information required by ASX Listing Rules
All directors of the Company are eligible to participate in the Employee Option Plan: Mr Mark Diamond, Mr Robert Moses, Dr Stanley Crooke, Dr Chris Belyea, Professor Graham Mitchell and Professor George Werther. However a proposal to issue options is only being made to the Managing Director, Mr Diamond at the General Meeting to be held on 27 June 2005. There have been no options issued under the Plan since the Company's admission to the official list of the ASX.

Voting Exclusion Statements
The Company will disregard any votes cast on Resolution 2 by:
- any Director of the Company;
- any associates of any one or more of the Directors of the Company.

However, the Company need not disregard a vote if:
- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

TERMS AND CONDITIONS OF OPTIONS

Each Option to take up unissued shares on the following terms and conditions ('Option') shall entitle the holder of the Option ('Option Holder') to acquire by way of issue one fully paid ordinary share ('Share') in Antisense Therapeutics Limited A.C.N. 095 060 745 ('Company') on the terms and conditions set out below:

1. Each option is issued pursuant to the Employee Option Plan and is exercisable at any time during the period ('Option Period') commencing on the date on which the Option was granted and expiring at the earliest to occur of the following dates:

   (a) 5.00 p.m. Australian Eastern Standard Time on 27 June 2013;

   (b) the date of resignation or dismissal from employment (if any) of the Option Holder with Antisense Therapeutics Limited ('Company'); and

   (c) 3 years after the date of retirement of the Option Holder (if any) from the Company,

   PROVIDED THAT an Option Holder may not, during the periods specified below, exercise more than the following proportions of the total number of Options granted to the Option Holder:

(d)	prior to 27 June 2006	0%
(e)	between 28 June 2006 and 27 June 2007	20%
(f)	between 28 June 2007 and 27 June 2008	40%
(g)	between 28 June 2008 and 27 June 2009	60%
(h)	between 28 June 2009 and 27 June 2010	80%
(i)	between 28 June 2010 and prior to the closing date of the Option Period	100%

   and FURTHER PROVIDED THAT the limitations on the time of exercise of the Options set out above (excluding the limitation in paragraph 10) shall be subject to the overriding conditions that:

   (j) if retirement occurs after reaching the age determined by the Board to be normal retirement age or in any other circumstances with the approval of the Board, the Option Holder may exercise his or her options in full within 60 days after the date of retirement; and

   (k) if resignation is due to ill health or accident or a dismissal is due to redundancy, or in any other circumstances with the approval of the Board, the Option Holder may exercise his or her options in full within 60 days after the date of the resignation or dismissal.

2. Subject to paragraphs 1 and 10, the Options may be exercised wholly or in part by giving notice in writing ('Notice of Exercise') to the Board at any time during the Option Period.

3. Notwithstanding paragraph 1, but subject to paragraph 10, if an Option Holder dies during the Option Period applicable to the Option Holder, the legal personal representative of the Option Holder may exercise all or any of the Options held at the date of death on behalf of the estate of the Option Holder PROVIDED THAT such exercise must be made anytime after the death of the Option Holder but not later than 60 days after the date of granting of probate or grant or letters of administration (as appropriate) or the Options will lapse and the amount paid to acquire the Options will be forfeited. Further, in the event the Option Holder dies during the Option Period, the Company has an obligation to inform the Option Holder's legal personal representative in writing, within 30 days after the date of granting of probate or grant or letters of administration (as appropriate), of his/her right to exercise the Options in accordance with the terms of this clause.

4. In respect of the Options, the exercise price (which is payable immediately upon exercise) for the Options is $[***insert exercise price being the average daily volume weighted sale price of shares over the 5 trading days immediately preceding the date of the General Meeting held for the approval of the issue of Options to the Managing Director of the Company plus a premium of 3 cents***] ('Exercise Price').

5. Shares issued on the exercise of any Options will rank equally in all respects with the then existing issued ordinary fully paid shares in the Company and will be subject to the provisions of the Constitution of the Company.

6. Adjustments to the number of Shares over which Options exist and/or the Exercise Price may be made as described in paragraph 8 to take account of changes to the capital structure of the Company by way of pro rata bonus issues. The Company agrees to notify all Option Holders and Australian Stock Exchange Limited within 1 month after the record date for a pro rata bonus issue, of any adjustment to the number of Shares over which the Options exist and/or any adjustment to the Exercise Price.

7. Subject to paragraphs 6, 8 and 9, Options do not confer rights to participate in new issues of securities of the Company.

8. The method of adjustment for the purpose of paragraph 6 shall be in accordance with Listing Rules 6.22.2 and 6.22.3 of the Official Listing Rules of the Australian Stock Exchange Limited as it currently exists and which provides:

   (a) Pro-Rata Cash Issues
   Where a pro-rata issue (except a bonus issue) is made to the holders of fully paid ordinary shares in the Company, the Exercise price of an Option may be reduced according to the following formula:

   $$O' = O - \frac{E[P-(S+D)]}{N+1}$$ where:

   O' = the new exercise price of the option.
   O = The Old exercise price of the option.
   E = the number of underlying securities into which one Option is Exercisable.
   P = the average market price per share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.
   S = the Subscription price for a security under the pro rata issue.
   D = the Dividend (in the case of a trust, Distribution) due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).
   N = the Number of securities with rights or entitlements that must be held to receive a right to one new security.

   (b) Pro-Rata Bonus Issues
   If there is a bonus issue to the holders of the underlying securities of the Company, the number of securities over which the Option is exercisable may be increased by the number of securities, which the holder of the Option would have received if the Option had been exercised before the record date for the bonus issue.

9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, the number of Options or the exercise price of the Options or both will be reconstructed in accordance with the Listing Rules of Australian Stock Exchange Limited applying at the time of the reconstruction.

10. All unexercised Options will lapse in the event of the liquidation of the Company.

11. The Company will apply to the ASX (and any other stock exchange on which the Shares in the Company are quoted and listed) for, and will use its best endeavours to obtain, quotation and listing of all Shares allotted on the exercise of any Options. The Company will not apply for quotation or listing of the Options on any stock exchange.

12. Subject to paragraph 10, each Option is personal to the Option Holder named on the front of the Option Certificate and is not transferable, transmissible or assignable PROVIDED THAT the personal representative of an Option Holder may on the death of that Option Holder exercise Options in accordance with paragraph 3.

13. In these terms and conditions, "market price" in relation to a Share in the Company has the same meaning as in Chapter 19 of the ASX Listing Rules.



Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Antisense Therapeutics Limited

ABN 41 095 060 745

Mark this box with an 'X' if you have made any changes to your address details (see reverse)



SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

ANP

Securityholder Reference Number (SRN)



I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Antisense Therapeutics Limited and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X') **OR**



If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Antisense Therapeutics Limited to be held at the offices of Minter Ellison, Rialto Towers, Level 23, 525 Collins Street, Melbourne, Victoria on Monday, 27 June 2005 at 2.00pm and at any adjournment of that meeting.





IMPORTANT: FOR ITEMS 1 AND 2 BELOW
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 1 and 2 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1 and 2 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman has an interest in the outcome of Item 1. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1	Approval of issue of options under ASX Listing Rule 7.2 Exception 9			
Item 2	Issue of Options to Mr Mark Diamond			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
		
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name | Contact Daytime Telephone | Date / /

ANP 5PR



009105 V_00FCAA

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 2.00pm on Monday, 27 June 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2555